Exhibit 12

AGL Resources Inc.
Statement Setting Forth Ratio of Earnings to Fixed Charges

Dollars in millions	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006
Earnings before income taxes	$390	$384	$369	$368	$364
Add:
Fixed charges (see “B” below)	123	115	127	134	133
Less:
Interest capitalized	(5)	(3)	(2)	-	(1)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(16)	(27)	(20)	(30)	(23)
Adjusted Earnings (A)	$492	$469	$474	$472	$473

Fixed charges
Interest on long-term debt	$109	$98	$96	$97	$99
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	7	10	24	30	27
Estimated interest components of rentals	7	7	7	7	7
Total fixed charges (B)	$123	$115	$127	$134	$133

Ratio of earnings to fixed charges (A)/(B)	4.00	4.08	3.73	3.52	3.56